PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3)
(To Prospectus Supplement	Registration No. 333-196243
dated May 22, 2015)

CEL-SCI CORPORATION
Series V Warrants

The Company's Series V warrants expire on May 28, 2020 at an exercise price of $19.75. On May 26, 2020, the Company lowered the exercise price of its Series V warrants to $13.75 per share and extended the expiration date of the warrants to June 25, 2020. The Series V warrants were originally issued as part of a financing on May 28, 2015. For each Series V warrant exercised on or before June 10, 2020 the former holder of the Series V warrant will receive one Series XX warrant. Every Series XX warrant will allow the holder to purchase one share of the Company’s common stock at a price of $18.00 per share at any time on or before September 10, 2020. For each Series V warrant exercised after June 10, 2020 but on or before June 25, 2020 the former holder of the Series V warrant will receive one Series YY warrant. Every two Series YY warrants will allow the holder to purchase one share of the Company’s common stock at a price of $20.00 per share at any time on or before September 25, 2020.

Due to regulations of the Securities and Exchange Commission, only accredited investors will be entitled to receive the Series XX or Series YY warrants.

Prospectus Supplement dated May 26, 2020